# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cadrenal Therapeutics, Inc., CIK 0001937993
CUSIP: 127636207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 822 A1A North, Suite 306, Ponte Vedra, Florida (FL), 32082
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 233,219; shared voting power 0; sole dispositive power 233,219; shared dispositive power 0; aggregate amount beneficially owned 233,219 (8.13% of the class)

## Item 1. Issuer
Name of issuer: Cadrenal Therapeutics, Inc.
Address of issuer's principal executive offices: 822 A1A North, Suite 306, Pontre Vedra, FL 32082

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 233,219
Percent of class: 8.13
Sole power to vote or to direct the vote: 233,219
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 233,219
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed are owned of record by a client of the subsidiary identified in Item 7. The client has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. Such client is known to have such right or power with respect to more than five percent of this class of securities: Daniel Maltz.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK

The total shares reported herein are held in an account at PNC Bank, National Association in a fiduciary capacity for the client noted in Item 6.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc.: Gregory H. Kozich, Senior Vice President & Controller (08/07/2026)